================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                        -------------------------------
                                  SCHEDULE TO
                                Amendment No. 2
                                 (Rule 13e-4)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                        -------------------------------
                           KORN/FERRY INTERNATIONAL
        (Name of Subject Company (Issuer) and Filing Person (Offeror))
                        -------------------------------
Options to Purchase Common Stock, Par Value $0.01 Per Share, of Korn/Ferry International and Stock Appreciation Rights under the Korn/Ferry International Performance Award Plan, Having an Exercise or Base Price of More than
                                    $13.00
                       -------------------------------
                        (Title of Class of Securities)
                       -------------------------------
                                  500643 20 0
        (CUSIP Number of Class of Securities (Underlying Common Stock))
                        -------------------------------
                         Peter L. Dunn, General Counsel
                            Korn/Ferry International
                       1800 Century Park East, Suite 900
                         Los Angeles, California  90067
                                 (310) 552-1834
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Person)

                                    Copy to:
                               Steven B. Stokdyk
                              Sullivan & Cromwell
                       1888 Century Park East, 21st Floor
                         Los Angeles, California  90067
                        -------------------------------
                           CALCULATION OF FILING FEE

        Transaction Valuation*                      Amount of Filing Fee
             $25,098,974                                 $2,310.00**

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 6,733,886 shares of common stock of Korn/Ferry International having an aggregate value of $25,098,974 as of February 21, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**Previously paid.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

   Amount Previously Paid:   Not applicable.      Filing Party: Not applicable.
   Form or Registration No.: Not applicable.      Date Filed:   Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [_] third party tender offer subject to Rule 14d-1.
    [X] issuer tender offer subject to Rule 13e-4.
    [_] going-private transaction subject to Rule 13e-3.
    [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]
================================================================================
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                             INTRODUCTORY STATEMENT

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on February 25, 2002, as amended by Amendment No. 1 thereto filed on March 1, 2002, relating to our offer to exchange options to purchase shares of our common stock, par value $0.01 per share, and stock appreciation rights under our Performance Award Plan having an exercise or base price of more than $13.00 for new options to purchase shares of our common stock and stock appreciation rights that we will grant under our Performance Award Plan, upon terms and conditions described in the Offer to Exchange dated February 25, 2001 and the related Letter of Transmittal.

ITEMS 1-11.  NOT APPLICABLE.

ITEM 12. EXHIBITS.

     Item 12 of the Schedule TO is hereby amended and restated as follows so as to (i) amend Exhibit (a)(1) by replacing the Offer to Exchange dated February 25, 2002 with the Offer to Exchange dated February 25, 2002, as amended March 7, 2002, attached hereto, (ii) amend Exhibit (a)(2) by replacing the Form of Letter of Transmittal previously filed with the Form of Letter of Transmittal attached hereto and (iii) add Exhibit (a)(11) attached hereto.

     (a)  (1)  Offer to Exchange, dated February 25, 2002, as amended March 7,
2002.

          (2)  Form of Letter of Transmittal.

          (3)  *Form of Notice of Withdrawal.

          (4)  *Form of Grant Detail Report.

          (5)  *Cover Letter to Employees, dated February 25, 2002.

          (6) *Email to employees holding options and stock appreciation rights granted under the Korn/Ferry International Performance Award Plan, dated February 25, 2002, filed as Exhibit (a)(1) on Schedule TO with the Securities and Exchange Commission (the "SEC") on February 25, 2002 and incorporated herein by reference.

          (7) *Korn/Ferry International Annual Report on Form 10-K for its fiscal year ended April 30, 2001, filed with the SEC on July 30, 2001 and incorporated herein by reference.

          (8) *Korn/Ferry International Amendment to Form 10-K for its fiscal year ended April 30, 2001, filed on Form 10-K/A with the SEC on August 8, 2001 and incorporated herein by reference.

          (9) *Korn/Ferry International Quarterly Report on Form 10-Q for its fiscal quarter ended October 31, 2001, filed with the SEC on December 17, 2001 and incorporated herein by reference.

          (10) *Memorandum to all eligible option swap participants, dated March 1, 2002.

          (11) Form of email to option holders who have properly tendered options for exchange.

     (b)  Not applicable.

     (d) (1) *Korn/Ferry International Performance Award Plan, filed with the SEC on September 4, 1998 as Exhibit 10.2 to the Company's Registration Statement on Form S-1 (File No. 333-61697) and incorporated herein by reference.

          (2) *Amendments to the Korn/Ferry International Performance Award Plan, filed with the SEC on July 30, 2001 as Exhibit 10.3 to the Company's Annual Report on Form 10-K and incorporated herein by reference.

          (3) *Form of Replacement Stock Option Agreement Pursuant to the Korn/Ferry International

     Performance Award Plan.

          (4) *Form of Replacement Stock Appreciation Right Agreement Pursuant to the Korn/Ferry International Performance Award Plan.

     (g)  Not applicable.

     (h)  Not applicable.

     *Previously filed.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

                                       3
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         KORN/FERRY INTERNATIONAL

                                                  /s/ Peter L. Dunn
                                         ------------------------------------
                                                     Peter L. Dunn
                                                     General Counsel

Date:  March 7, 2002

                                       4
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                               INDEX TO EXHIBITS

Exhibit Number       Description
--------------       -----------
(a)(1)               Offer to Exchange dated February 25, 2002, as amended March 7, 2002.
(a)(2)               Form of Letter of Transmittal.
(a)(11)              Form of email to option holders who have properly tendered options for exchange.